FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

QUEENSLAND TREASURY CORPORATION

(registrant)

a Statutory Corporation of

THE STATE OF QUEENSLAND, AUSTRALIA

(coregistrant)

(names of registrants)

Date of end of last fiscal year:

June 30, 2012

SECURITIES REGISTERED

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
Global A$ Bonds	A$1,537,179,000	None (1)
Medium-Term Notes	US$200,000,000	None (1)

(1)	This Form 18-K/A is being filed voluntarily by the registrant and coregistrant.

Names and address of persons authorized to receive notices and communications on behalf of the registrants from the Securities and Exchange Commission:

Philip Noble Chief Executive Queensland Treasury Corporation Level 6, 123 Albert Street Brisbane, Queensland 4000 Australia	Helen Gluer Under Treasurer of the State of Queensland Executive Building 100 George Street Brisbane, Queensland 4000 Australia

EXPLANATORY NOTE

The undersigned registrants hereby amend the Annual Report filed on Form 18-K for the above-noted fiscal year by attaching hereto as Exhibit (c)(vi) the Queensland Treasury Corporation Half Yearly Report for the half-year ended December 31, 2012, as Exhibit (f)(ii) an announcement entitled “QTC Board appointments”, as Exhibit (f)(iii) an announcement entitled “Commission delivers blueprint for Queensland’s future growth”, as Exhibit (f)(iv) the Queensland Commission of Audit – Final Report February 2013 – Executive Summary and as Exhibit (g)(ii) the consents of Mr. Philip Noble, Chief Executive, Queensland Treasury Corporation; Mr. Andrew Greaves, Auditor-General, State of Queensland and Mr. Gerard Bradley, Chairman, Queensland Treasury Corporation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia on the 1st day of March, 2013.

QUEENSLAND TREASURY CORPORATION

By:	/s/ Philip Noble
Name:	Philip Noble
Title:	Chief Executive

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia on the 4th day of March, 2013.

GOVERNMENT OF QUEENSLAND

By:	/s/ Helen Gluer
on behalf of
Name:	The Honourable Tim Nicholls MP
Title:	Treasurer and Minister for Trade

INDEX TO EXHIBITS

Exhibit (c)(vi) -	The Queensland Treasury Corporation Half Yearly Report for the half-year ended December 31, 2012.

Exhibit (f)(ii) -	Announcement Entitled “QTC Board appointments”.

Exhibit (f)(iii) -	Announcement Entitled “Commission delivers blueprint for Queensland’s future growth”.

Exhibit (f)(iv) -	Queensland Commission of Audit – Final Report February 2013 – Executive Summary.

Exhibit (g)(ii) -	Consents.